Confidential Treatment

Requested by JPMorgan Chase & Co.

January 18, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2011 Filed November 4, 2011 File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated December 19, 2011 to James Dimon, Chairman and Chief Executive Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

General

1.

We have become aware through various reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose your participation in certain programs, including the TAF, TLGP and PDCF, but you only provide disclosure of the amounts borrowed under certain of the programs as of certain balance sheet dates. We also note that you disclose the existence of certain other

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programs, such as the CPFF and the TSLF, but you do not appear to have provided quantified information as to the level or amounts of borrowings under these programs. Please address the following:

•

To the extent that you had borrowings under any of these programs during those periods, tell us how you concluded that additional quantitative and qualitative disclosure about your participation in these programs was not required.

Throughout the financial crisis, the Firm’s liquidity remained high, and, in fact, the Firm experienced significant increases in funding from some of its “primary” liquidity sources. For example, within a two month period in 2008, the Firm experienced a $150 billion inflow of deposits. This influx reflected a “flight to quality” whereby investors deposited funds with the Firm and perhaps other financial institutions, until they began to perceive competing investment alternatives to be less risky. In addition, as a result of the Washington Mutual transaction, the Firm gained approximately $160 billion of additional deposits, a significant majority of which were retail in nature, and thus, considered to be a more stable source of funding than are wholesale deposits. As a result, the Firm experienced in late 2008 and throughout 2009 deposit balances that were higher than the historical average. (For the Firm, loans were approximately 75% of deposits in 2008 and 2009, evidencing its high levels of liquidity.) In addition to attracting deposits during the periods in question, the Firm was also able to issue debt instruments and access other of the Firm’s primary sources of funding at competitive rates. Nevertheless, the Firm did, as the Staff has noted, participate in many of the liquidity programs established by the Federal Reserve and other banking agencies during the crisis.

The extent of the Firm’s disclosures—both quantitative and qualitative— regarding the programs in which the Firm did participate were deemed by the Firm to be transparent and appropriate, given the level and nature of the Firm’s participation in such programs and the materiality (or lack thereof) of such programs to the Firm’s liquidity.

The Firm participated as an “end user” in the Term Auction Facility (TAF), Temporary Liquidity Guarantee Program (TLGP), Primary Dealer Credit Facility (PDCF), as well as the ABCP Money Market Mutual Fund Liquidity Facility (AMLF), and disclosed its participation in relevant SEC filings.

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For example:

•	The amounts of advances from the Federal Reserve Bank of New York (FRBNY) under the TAF were disclosed in footnote (a) of Note 21, Other borrowed funds, in the 2008 Form 10-K.

•

The amount of Long-Term Debt issued with an FDIC guarantee under the TLGP’s Debt Guarantee Program was disclosed in the Liquidity Risk Management section of the MD&A and in footnotes (f) and (g) of Note 23, Long Term Debt, in the 2008 Form 10-K.

•	The amount of loan proceeds from the Federal Reserve Bank of Boston under the AMLF was disclosed in footnote (c) of Note 21, Other borrowed funds, in the 2008 Form 10-K.

•

The Firm noted in the Liquidity Risk Management section of the MD&A in its 2008 Form 10-K that it had borrowed from the Federal Reserve—including the PDCF—but did not consider borrowings from the Federal Reserve to be a primary means of funding. For the Staff’s information, borrowings under the PDCF had been made by The Bear Stearns Companies Inc. (“Bear Stearns”) prior to the Bear Stearns merger, and were assumed by the Firm in connection with the merger; these borrowings were paid off prior to the next balance sheet date. Other than these Bear Stearns borrowings, the Firm had no other borrowings under the PDCF at balance sheet dates, and intra-period borrowings were not significant.

Corresponding disclosures updating the foregoing information were made in each of our 10-Qs for 2009 as well as in the Form 10-K for the year ended December 31, 2009.

The Firm also participated as a financial intermediary in the Term Securities Lending Facility (TSLF), Term Securities Lending Facility Options Program (TOP), Commercial Paper Funding Facility (CPFF), Term Asset-Backed Securities Loan Facility (TALF), and the Agency Mortgage-Backed Securities Program. The amounts associated with these programs were not disclosed because the Firm’s participation in such programs was primarily as a financial intermediary, as further described below. As a primary dealer permitted to transact directly with the Federal Reserve System, the Firm participated in these programs primarily as a market maker in order to intermediate between the FRBNY and non-dealer end users. For example:

•

The TSLF was a 28 day facility whereby the FRBNY lent U.S. Treasury general collateral in exchange for other program-eligible securities collateral and was intended to promote liquidity in the financing markets for Treasury and other collateral, thus foster the functioning of financial markets more generally. The Firm participated in the TSLF primarily as an intermediary between the FRBNY and securities markets.

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•

The TOP were options to enter into TSLF loans that spanned key periods of collateral market pressures, such as quarter end dates. As was the case with the TSLF, the Firm participated in TOP primarily as an intermediary between the FRBNY and securities markets.

•

The CPFF was a facility whereby the FRBNY purchased highly rated unsecured and asset-backed commercial paper in order to provide a liquidity backstop to U.S. issuers of that commercial paper, thereby enhancing liquidity in the short-term funding markets. The Firm participated in the CPFF as a dealer and intermediary between the FRBNY and commercial paper issuers.

•

The TALF was a facility whereby the FRBNY provided non-recourse funding to any eligible borrower in exchange for eligible collateral and was designed to increase credit availability for households and small businesses by facilitating renewed issuance of consumer and business asset-backed securities at more normal interest rate spreads. The Firm participated in the TALF as a dealer and intermediary between the FRBNY and borrowers.

•

The Agency Mortgage-Backed Securities Program was a program whereby the FRBNY purchased agency mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae in order to provide support to the mortgage and housing markets. The Firm participated in the Agency Mortgage-Backed Securities Program as a dealer and intermediary between the FRBNY and others seeking to sell agency mortgage-backed securities. In addition, the Firm acted as custodian for the overall program.

•

Additionally, provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

As noted above, the Firm did not need to participate in these programs given its high levels of liquidity during 2008 and 2009. Further, we do not believe that the programs constituted Federal Financial Assistance pursuant to FRC 501.06.c. for the following reasons:

•

Not all firms that participated in the programs were in need of federal financial assistance. Rather, the programs in question were initiated by the Federal Reserve to inject liquidity into the financial markets as a whole. Firms with high levels of capital and liquidity, such as JPMorgan Chase, were encouraged to participate in the programs in order to enhance the success of the programs in restoring liquidity to financial markets and to reduce any stigma from participation in the programs.

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•

The guidance in 501.06.c relates to federal financial assistance (typically in connection with federally assisted acquisitions) provided to ensure the viability of a specific entity. In contrast, the programs in question were initiated to address system-wide liquidity concerns rather than a liquidity deficiency in any particular firm.

The Firm notes that, notwithstanding the fact that it did not need financial assistance at any time to ensure its viability, it did quantify the participation of U.S. government regulatory agencies with respect to the Bear Stearns merger and the Washington Mutual transaction. These transactions, and the related descriptions of the participation of the relevant U.S. regulatory agencies, are described in detail in Note 2 – Business changes and developments, in each of the Firm’s 2008 and 2009 Form 10-K’s.

2.	Please tell us about your contacts with Iran, Syria, Sudan and Cuba, which are identified by the State Department as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K and other periodic reports do not include disclosure about these countries. We note from an August 15, 2011 Treasury Department press release that you entered into an $88M settlement with Treasury’s Office of Foreign Assets Control for apparent violations of multiple sanctions programs involving Iran, Sudan and Cuba. We also note from your website that you maintain relationships with governments and top financial and corporate institutions in areas including the Levant region, which encompasses Syria.

Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria, Sudan or Cuba, whether through affiliates, subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to these countries and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by these governments.

Iran, Sudan and Cuba have for some years been covered by comprehensive country sanctions under the U.S. Treasury’s Office of Foreign Assets Control (OFAC) programs. The Syria sanctions rules were recently expanded in August 2011 to constitute a more comprehensive country program including the Syrian Government. As a U.S. financial institution, the Firm complies with each of these OFAC programs. The Firm’s activity within those jurisdictions is permissible under OFAC rules (for example, permitted under the rules or otherwise conducted under appropriate general or specific licenses). Under these types of permitted or licensed activities, the Firm is able to engage only in specifically permitted transactions that are (i) specified under OFAC rules; (ii) excepted from restriction pursuant to a general license applicable to all financial institutions; or (iii) excepted from restriction pursuant to a specific license that the Firm or another entity has requested and that applies only to the particular circumstances specified by OFAC in that license.

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Examples of the foregoing activities include payment processing for certain telecommunications and personal travel expenses (a permitted activity) or engaging in certain embassy relationships or providing services to entities engaged in humanitarian activities (pursuant to general or specific licenses). Virtually all Firm activity in any of these three categories involves processing of fund transfers on behalf of clients; in light of the very high volume of the Firm’s total funds transfer activity, the aggregate of all such unrestricted and licensed activity is immaterial.

The matters that gave rise to the Firm’s 2011 settlement with OFAC did not relate to the Firm’s doing business with or in sanctioned countries, but rather related to the manner of compliance with permitted activities involving clients of the Firm. [Redacted] It is important to distinguish between the manner of compliance (or the unintentional failure to comply) with particular sanctions requirements, and intentionally doing business with or in sanctioned countries. In this regard, it is noteworthy that the settlement contained no allegation by the U.S. Treasury of any intentional sanctions violation and that one of the factors cited by the U.S. Treasury (and which mitigated the Firm’s potential total payments in connection with the settlement noted above) was the Firm’s positive OFAC compliance record for the years preceding the settlement.

Despite the geographic proximity of some of the Firm’s business operations in the Levant to sanctioned jurisdictions, the Firm believes it is in full compliance with OFAC restrictions. The Firm applies sanctions screening protocols globally to make sure that it is not engaging with clients or in transactions that are prohibited by economic sanctions rules. In addition, the Firm is careful to observe OFAC’s “facilitation” prohibition, which has been interpreted by OFAC broadly to include indirect business as well as direct operations. Accordingly, any business proposal is carefully vetted for OFAC compliance risk, and the Firm incorporates contractual restrictions in business arrangements with counterparties who are not themselves subject to OFAC requirements.

[Redacted]

3.

Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba you describe in response to the foregoing comment, and whether those contact constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar

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amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. For instance, we note that your most recent proxy statement includes a shareholder proposal which expresses concern about the fact that you are a large holder of PetroChina because of the operations of its parent, China National Petroleum Company, in Sudan.

Because, as noted above, the Firm does not do business with or in sanctioned countries, and any contacts are de minimis and either permitted under the rules or under a proper license, the Firm does not believe its contacts with Iran, Syria, Sudan or Cuba are material, either on a quantitative or qualitative basis. In light of the foregoing, the Firm believes that there is no need to specifically describe in its public disclosures the services and products it provides that may have only a tangential relationship to those countries.

Regarding investor sentiment, the shareholder proposal submitted by Investors Against Genocide focused on the Firm’s holdings in PetroChina, a publicly traded company controlled by China National Petroleum Company (CNPC), which is owned by the Chinese Government. The Firm is the owner of record of more than 5% of the publicly traded shares of PetroChina, although the substantial majority of the PetroChina shares recorded in the name of JPMorgan Chase are in fact held in client custody accounts over which the Firm has no control and no authority to mandate divestiture. CNPC has a business relationship with the Sudanese Government, and the shareholder organization reasoned that PetroChina should be held responsible for CNPC actions and the Firm should divest its shares (although, as noted above, for the substantial majority of the shares, the Firm has no control and no authority to mandate divestiture). In our view, a determination that any person or entity is contributing to genocide is an extremely serious matter, and we believe that such determinations are best made by U.S. Government entities with the requisite knowledge and authority. In that regard, the Firm fully complies with the letter and the spirit of all restrictions that have been imposed by the U.S. Government with regard to Darfur (specifically, Executive Order 13400, signed by the President on April 26, 2006). Finally, we note that the 74.8% of the Firm’s shareholders who voted on the proposal submitted by Investors Against Genocide voted against the proposal, with only 7.7% of the shareholders who voted voting in favor.

4.

Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations. Discuss

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their potential impact on your business, including the extent to which you are party to contracts with the U.S. government.

The provisions of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (“CISADA”) require the blocking of transactions involving entities designated by OFAC under CISADA and the making of reports to FinCEN upon request. Given the Firm’s compliance with long-standing OFAC restrictions on a broad range of Iran-related activity, these new compliance obligations do not require any divestment of any business by the Firm, did not affect the extent to which the Firm is a party to contracts with the U.S. government, and had no material impact on the operations or earnings of the Firm.

Definitive Proxy Statement on Schedule 14A

Comprehensive Discussion and Analysis, Page 11

5.	We note your response to our prior comment six, in particular the draft disclosure assessing the performance of certain executives against quantitative and qualitative priorities set for 2010. We also note that you intend to include this supplemental disclosure as an appendix to the proxy statement. Please confirm that such appendix will be incorporated by reference into your Form 10-K for the fiscal year ending December 31, 2011.

We confirm that we intend to include supplemental disclosure assessing the performance of certain executives against quantitative and qualitative priorities as an appendix to the proxy statement, and that we intend to incorporate such appendix by reference into our Form 10-K for the fiscal year ending December 31, 2011.

6.	Your proposed disclosure in response to our prior comment six only identifies one performance target, the Investment Bank ROE target for Mr. Staley. Please expand your proposed disclosure to identify the targets (both quantitative and qualitative) used to assess executive performance. If no targets other than the one for Mr. Staley were set in early 2010, please expand your proposed disclosure to clearly state that fact.

You state that our proposed disclosure in response to your prior comment six only identifies one performance target, the Investment Bank ROE target for Mr. Staley. It would appear that by performance target you mean quantitatively expressed priorities. We note that our response identified the following priorities:

•	Financial performance – For 2010, the Investment Bank had an ROE target of 17% +/- through the cycle and achieved an ROE of 17%.
•	The IB also had as aspirational goals a 10% share of Global IB fees and a 15% share of Global Markets revenues
•	Strategy – The IB’s 2010 priorities focused on our core client franchise, growth and technology.

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•

Growth priorities for 2010 were to extend the franchise by continuing to develop the Firm’s international presence, to build-out the commodities business and to be actively engaged in leading reform of OTC derivatives markets.

•

Technology priorities included continued execution of the third of our five-year Strategic Reengineering Program focused on trading platforms, OTC clearing requirements and our core processing infrastructure.

•	Risk and Control – Three areas of focus for 2010 were efficient allocation of capital, management of stress loss and management of our credit portfolio.
•	Leadership – Leadership includes maintaining the Firm’s reputation and developing and retaining top talent.

We propose to expand our proposed disclosure by the addition of the underscored sentence to the below introductory paragraph for Mr. Staley:

James Staley, CEO Investment Bank

Priorities for Mr. Staley primarily related to the achieving the goals of the Investment Bank. In 2010, those goals and priorities were to continue to grow revenue and market share, develop the Investment Bank’s core client franchise and extend it internationally, maintain strong risk controls, and developing and retaining talent. The following discusses the Investment Bank’s priorities in more detail, and the extent to which they were achieved during the year. In the following, certain priorities (ROE, share of Global IB fees and share of Global Market revenues) are expressed quantitatively, while others are expressed qualitatively.

In the supplemental disclosure that will be included as an appendix to the 2012 proxy statement, quantitative targets, to the extent applicable, will be clearly set out and distinguished from qualitative targets for each named executive officer.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results

of Operations, page 4

Regulatory developments, page 9

7.	We note your disclosure about proposed margin rules for uncleared swaps that may apply extraterritorially to U.S. firms doing business with foreign clients outside of the United States, but may not apply to European and Asian firms doing business outside the United States. You also disclose that if the rules become final as currently drafted, you could be at a significant competitive disadvantage. Please expand your disclosure to indicate the amount of revenues you generate from your derivatives business with foreign clients outside of the United States.

The risk of competitive disadvantage to the Firm related to the proposed margin rules for uncleared swaps may not be limited to the amount of revenues generated from the

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Firm’s derivative activities with foreign clients outside of the United States. Therefore, the Firm does not believe that disclosing the revenue from derivatives activity with a certain subset of clients in certain regions would provide users with useful information to allow them to assess the possible impact of these proposed rules.

JPMorgan Chase provides services to, and manages its relationships with, its wholesale clients globally on a coordinated basis across all of its wholesale lines of business (the Investment Bank, Commercial Banking, Transaction & Securities Services and Asset Management). This is consistent with the preference of many of the Firm’s wholesale clients to obtain multiple banking services from a single provider for efficiency purposes. The derivatives activity executed by the Investment Bank line of business is just one component of the services provided to and relationships with the Firm’s wholesale clients. Therefore, to the extent that the Firm is placed at a competitive disadvantage by the proposed Dodd-Frank rules on derivatives margin, it may impact revenues generated from foreign clients outside the U.S. across a number of wholesale services that the Firm provides, not just revenues derived from derivatives activities within the Investment Bank line of business. Another possible impact is that multi-national clients may look to transfer both their U.S. and overseas derivatives activities away from the Firm to a non-U.S. provider that can provide a consolidated global derivatives platform.

It is not possible at this stage to assess what specific portion of the Firm’s revenues are at risk as this is heavily dependent on the actions of other parties, including bank regulators, the Firm’s competitors, and the Firm’s clients. Given the broad nature of the risk and the manner in which the Firm manages its services and relationships, the Firm believes that the following provide users relevant information regarding the Firm’s revenues that may eventually be affected by the proposed rules:

•	The key metrics for its Wholesale International Operations provided on page 48 of its third quarter 2011 Form 10-Q; and
•	Revenue data for the Investment Bank line of business, provided by business and by region, on pages 18 and 21, respectively, of its third quarter 2011 Form 10-Q.

Mortgage repurchase liability, page 53

8.

We note that you entered into two agreements that cover and have resolved approximately one-third of your total mortgage insurance rescission risk exposure. We also note that on April 1, 2011 Freddie Mac issued a statement clarifying that servicers are prohibited from entering into any agreements that modify the terms of a mortgage sold to Freddie Mac, including arrangement with a mortgage insurer under which the mortgage insurer agrees not to issue rescission and/or denial of coverage letters. On April 15, 2011, Fannie Mae issued a similar statement. Please tell us whether any of the loans subject to

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your two agreements with the mortgage insurers are Freddie Mac or Fannie Mae loans. If so, please discuss the effect, if any, that the prohibition has had on your two agreements or will have with respect to future agreements of this type.

The Firm has entered into agreements with two mortgage insurers to resolve their claims on approximately one-third of the Firm’s total mortgage insurance rescission risk exposure. Each of these agreements covered loans that were owned or guaranteed by Freddie Mac or Fannie Mae (the “GSEs”) and other investors. The execution of both agreements pre-dated the GSEs announcements prohibiting the settlements. [Redacted] As a result of the GSEs’ statements, the Firm would expect any future settlements to be subject to the approval of the GSEs.

Selected European Exposure, page 77

9.	Please refer to our previous comment 4 in our letter dated August 3, 2011. We note your response and your helpful revised disclosures included on page 77 of your September 30, 2011 Form 10-Q. In your response, you state that these disclosures reflect the exposures as measured under the Firm’s internal risk management approach; however, for the purpose of transparency regarding the potential risk of non-payment, we believe these disclosures would be enhanced by presenting credit derivatives bought and sold on a gross basis, either within the table or included as a footnote to the tabular disclosure. If you believe the risk of nonpayment to be low due to counterparty credit quality or other factors, please discuss that fact as well. As part of your revised disclosure, please clarify whether your credit derivatives bought and sold have different maturity dates, and if so, please tell us why you believe it is appropriate to provide this disclosure on a net basis, either within the table or in your footnotes.

The Firm’s disclosure of selected European exposures as presented in the JPMorgan Chase’s third quarter 2011 Form 10-Q aligns with the information used by the Firm for risk management purposes and therefore focuses on the most important characteristics of the Firm’s exposures in these five countries.

[Redacted]

The Firm will continue to evaluate and update its country risk disclosures as appropriate to reflect current conditions and circumstances, and taking into consideration the guidance issued by the SEC staff on January 6, 2011 with respect to European exposures.

10.	Additionally, as a related matter, please tell us whether your have purchased credit protection with a shorter maturity date that the bonds or other exposures against which the protection was purchased. If so, please provide clarifying disclosure about that fact, and discuss the risks presented by this mismatch of maturities.

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The Firm generally seeks to purchase credit protection with the same or similar maturity date on its exposures for which the protection was purchased. However, there are cases where credit derivatives are not available to match the maturity of the underlying exposure. For example, the credit default swap market typically does not extend beyond a ten year maturity date; therefore, protection purchased will have a shorter maturity than exposures that mature in greater than ten years.

In future filings the Firm will clarify that there are maturity mismatches between exposures and credit protection purchased:

“The Firm generally seeks to purchase credit protection with the same or similar maturity date on its exposures for which the protection was purchased. However, there are instances where the purchased protection has a shorter maturity date than the maturity date on the exposure for which the protection was purchased. These exposures are actively monitored and managed by the Firm.”

11.	In future filings, please revise the narrative discussion accompanying your table of Selected European Exposure to discuss the basis by which you identified the domicile of the exposure for inclusion in your table. For example, discuss whether you considered only the country in which the parent was domiciled versus the location of the branch/office of the entity. Disclose how you selected your methodology for determining domicile for your presentation.

In future filings, the Firm will clarify its disclosure as follows:

“Country exposure under the Firm’s internal risk management approach is reported based on the country where the assets of the obligor, counterparty or guarantor are located or where the majority of revenue is derived, which may be different than the domicile (legal residence) of the obligor, counterparty or guarantor.”

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Shannon S. Warren

Shannon S. Warren

Corporate Controller